

April 20, 2011

Andreas Wilcken, Jr.
President
Moving Box Inc.
222 E. Jones Ave.
Wake Forest, NC 27587

> **Re:** **Moving Box Inc.**
> **Amendment No. 4 to**
> **Registration Statement on Form S-1**
> **Filed April 8, 2011**
> **File No. 333-168738**

Dear Mr. Wilcken:

We have received your response to our prior comment letter to you dated March 4, 2011 and have the following additional comments.

General

1. We note that disclosure regarding the March 21, 2011 Agreement, such as beginning on page six, is repeated nearly verbatim several times in the prospectus. To aid readability please consider revising to include the detailed description once in the Business discussion beginning on page 23 and to use summaries, disclosures of relevant portions, and cross references to the Business discussion elsewhere in the filing as appropriate.

2. In this regard, please substantially revise the Business portion of the Summary Information and Risk Factors section so that it provides a brief overview of the key aspects of your business and does not merely repeat the text of the prospectus. In revising your summary, consider and identify those aspects of your business that are the most significant and determine how to best highlight those points in clear, plain language. Refer to Item 503(a) of Regulation S-K and Instruction to paragraph 503(a).

3. Additionally, it may be helpful to include a discussion in the Summary Information and Risk Factors section summarizing for investors the payments that must be made before 30% of revenues will be allocated to MBE and clarifying, if true, that this 30% of revenues to be allocated to MBE after those payments will be the only revenues to be received by MBE from A Box for Rob. In this regard,

please add disclosure to make clear, if true, that all additional funding Mr. Wilcken advances to you for going and staying public and other operation costs and expenses, including costs associated with the distribution of A Box for Rob, will be paid back to Mr. Wilcken before any of the 30% of revenues will be allocated to MBE.

Summary Information and Risk Factors, page 5

Business, page 5

4. Please update the second to last paragraph of this section and similar disclosures on pages 27, 28, and 33. Additionally please update the last paragraph of the Competition section on page 28 and the Milestones section on page 33.

5. Please clearly disclose the estimated costs related to becoming a public company and for remaining a public company. In doing so please reconcile the statement on page five regarding "the maximum estimated $15,000 of costs of going and staying public as described herein" with the reference to "costs associated with SEC requirements associated with going and staying public, estimated to be less than $25,000 annually" on pages 12 and 32 and the estimated $25,000 cost of the offering alone as shown on pages 9 and 40.

Risk Factors, page 10

We will incur additional costs in being a public company, page 12

6. Please update this risk factor and similar disclosure in the fifth full paragraph on page 32 for the March 21, 2011 Agreement as appropriate.

Description of Business, page 22

Organization, page 22

7. We note your disclosure in the bullet point on page 23. Given that Mr. Wilcken will only pay going and staying public expenses prior to the effectiveness of your registration statement and qualification for listing of your securities on the OTC Bulletin Board, please advise as to how you will pay any other expenses of MBE or Moving Box prior to the effectiveness of the registration statement and qualification for listing of your securities on the OTC Bulletin Board. In this regard, we note your disclosure in the fourth and seventh full paragraphs on page 30 regarding your general and administrative expenses.

Certain Relationships and Related Transactions, page 34

8. Please revise this section to discuss the basis on which Uptone Pictures, Inc. and the Investors are related persons. Refer to Item 404(a)(1) of Regulation S-K.

Executive Compensation, page 37

9. Please revise to update for the most recently completed fiscal year end.

Exhibit 5.1

10. Please be advised that you should file a legality opinion reasonably close to the date of effectiveness.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeffrey Sears at (202) 551-3302 or Lyn Shenk at (202) 551-3505 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or the undersigned at (202) 551-3574 with any other questions.

Sincerely,

Julie F. Rizzo
Attorney-Advisor

cc: Michael Williams, Esq.
        Fax: (561) 416-2855